UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Gellert, Michael E.
   Windcrest Partners
   122 East 42nd Street, 34th Floor
   New York, NY  10168-0130
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common (1)                   |      |    |                  |   |           |127,917            |D     |                           |
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Common(1)                    |03/20/|J(4)|800               |D  |           |2,700              |I     |(4)                        |
                             |2001  |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (2)              |$17.625 |     |    |           |   |1/3/9|1/3/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |5    |4    |            |       |       |            |   |            |
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Option (2)              |$22.4375|     |    |           |   |1/3/9|1/3/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |6    |5    |            |       |       |            |   |            |
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Option (2)              |$26.9375|     |    |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |7    |6    |            |       |       |            |   |            |
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Option (2)              |$18.9375|     |    |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |8    |7    |            |       |       |            |   |            |
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Option (2)              |$21.25  |     |    |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |9    |8    |            |       |       |            |   |            |
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Option (2)              |$18.7813|     |    |           |   |1/4/0|1/4/0|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |0    |9    |            |       |       |            |   |            |
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Option (2)              |$7.875  |     |    |           |   |1/3/0|1/3/1|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |1    |0    |            |       |       |            |   |            |
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Option (2)              |$14.7813|     |    |           |   |1/2/0|1/2/1|Common (1)  |5,000  |       |5,000       |D  |            |
                        |        |     |    |           |   |2    |1    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company's Rights
Agreement, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1,
1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Right to buy pursuant to the Company's 1989 Stock Option Plan for Non-Employee Directors.
(3)  Award of stock in lieu of director fees exempt under
16(b)-3(d)(1).
(4) Distribution to trust beneficiary upon reaching age 30 - family member living outside of household, exempt
under 16a-2(d)(1).   Shares are held in family Trusts of which I am Trustee.  I have sole voting and dispositive
powers. I disclaim beneficial ownership of Company stock held by the Trusts except to the extent of my
pecuniary interest.   I became successor Trustee upon the death of my brother.
Final paperwork was completed
in February
2001.